UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No   )

TBA ENTERTAINMENT CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

631385101
(CUSIP Number)



1.	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Nevis Capital Management, Inc
	52-1740975

2. 	CHECK THE APPROPRIATE LETTTER IF A MEMBER OF A GROUP:
	(a)
	(b)

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Maryland

5. 	SOLE VOTING POWER:
	550,000

6. 	SHARED VOTING POWER:
	0

7. 	SOLE DISPOSITIVE POWER:
	550,000

8. 	SHARED DISPOSITIVE POWER:
	0

9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	550,000
10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES:


11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
	5.7%

12. 	TYPE OF REPORTING PERSON:
	IA


ITEM 1.
	(a) Name of Issuer:
	    TBA ENTERTAINMENT CORP
	(b) Address of Issuer's Principal Executive Offices:
	    300 10TH AVE S, NASHVILLE TN 37203

ITEM 2.
	(a) Name of Person Filing:
	    NEVIS CAPITAL MANAGEMENT, INC
	(b) Address of Principal Business Office:
	    1119 ST. PAUL ST, BALTIMORE, MD 21202
	(c) Citizenship:	MARYLAND
	(d) Title of Class of Securities:	COMMON STOCK
	(e) CUSIP Number:	631385101

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(e) Investment Advisor registered under Section 203 of
	    the Investment Advisors Act of 1940.   X

ITEM 4. Ownership
	(a) Amount Beneficially Owned: 2,946,694
	(b) Percent of Class: 5.7%
	(c) Number of shares as to which such person has
		(i) sole power to vote or to direct vote:
		    550,000
		(ii) shared power to vote or to direct the vote:
			0
		(iii) sole power to dispose or to direct the
		      disposition:
			550,000
		(iv) shared power to dispose or to direct the
		     disposition:
			0



						Signature

						David R. Wilmerding, III - President